UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 5, 2011 and Amendment No. 2 thereto filed with the SEC on January 19, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by LaserCard Corporation, a Delaware corporation (the “Company” or “LaserCard”), relating to the tender offer (the “Offer”) by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and ASSA US with the SEC on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 6, 2011 and Amendment No. 2 thereto filed with the SEC on January 19, 2011 (as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.25 per Share, net to seller in cash without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The section captioned “Stockholder Class Action Litigation” under Item 8 is hereby amended and supplemented by adding the following paragraphs after the last paragraph of such section:

On January 18, 2011, Henry Miller filed a putative class action lawsuit in the United States District Court for the Northern District of California. Mr. Miller alleges that he is a stockholder of LaserCard and purports to bring the lawsuit on behalf of himself and all other LaserCard stockholders. The Complaint filed by Mr. Miller (the “Miller Complaint”) names as defendants Robert DeVincenzi, Bernard Bailey, Donald Mattson, Albert Moyer, Walter Walker, LaserCard, ASSA US and Purchaser. The Miller Complaint alleges, among other things, that the individual defendants violated Section 14(e) of the Exchange Act by making solicitations by means of a false and misleading Schedule 14D-9, are liable under Section 20(a) of the Exchange Act as controlling persons of LaserCard for Section 14(e) violations and that they breached their fiduciary duties by causing LaserCard to enter into the Merger Agreement. The Miller Complaint further alleges that ASSA US and Purchaser aided and abetted the alleged violation of Section 14(e) and breaches of fiduciary duty. The Miller Complaint also alleges that the Offer and Merger are being consummated at an unfair price, that the individual defendants agreed to coercive and preclusive deal protection devices in connection with the transaction and that this Schedule 14D-9 contains inadequate disclosures. Among other relief, the Miller Complaint seeks certification of a class action, compensatory damages, declaratory relief, an injunction of the Offer and Merger, and the costs, expenses and disbursements of the action, including attorneys’ and experts’ fees. The foregoing summary with respect to the Miller Complaint is qualified in its entirety by reference to the Miller Complaint which is filed as Exhibit (a)(5)(I) hereto and is incorporated by reference.

On January 18, 2011, Ted L. Shrader and Susan E. Murray also filed a putative class action lawsuit in the United States District Court for the Northern District of California. Mr. Shrader and Ms. Murray allege that they are stockholders of LaserCard and purport to bring the lawsuit on behalf of themselves and all other LaserCard stockholders. The Complaint filed by Mr. Shrader and Ms. Murray (the “Shrader Complaint”) names as defendants Robert DeVincenzi, Bernard Bailey, Donald Mattson, Albert Moyer, Walter Walker, LaserCard, ASSA US and Purchaser. The Shrader Complaint alleges, among other things, that LaserCard and the individual defendants violated Section 14(e) of the Exchange Act by making solicitations by means of a false and misleading Schedule 14D-9. The Shrader Complaint also alleges that the individual defendants are liable under Section 20(a) of the Exchange Act as controlling persons of LaserCard for Section 14(e) violations and that they breached their fiduciary duties by causing LaserCard to enter into the Merger Agreement. The Shrader Complaint further alleges that ASSA US and Purchaser aided and abetted the alleged violation of Section 14(e) and breaches of fiduciary duty. The Shrader Complaint also alleges that the Offer and Merger are being consummated at an unfair price, that the individual defendants agreed to coercive and preclusive deal protection devices in connection with the transaction and that this Schedule 14D-9 contains inadequate disclosures. Among other relief, the Shrader Complaint seeks certification of a class action, compensatory damages, declaratory relief, an injunction of the Offer and Merger, and the costs, expenses and disbursements of the action, including attorneys’ and experts’ fees. The foregoing summary with respect to the Shrader Complaint is qualified in its entirety by reference to the Shrader Complaint which is filed as Exhibit (a)(5)(J) hereto and is incorporated by reference.

LaserCard believes the Miller Complaint and the Shrader Complaint are without merit, and intends to defend the actions vigorously.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(I)	Class Action Complaint filed by Henry Miller in the United States District Court for the Northern District of California on January 18, 2011.*

(a)(5)(J)	Class Action Complaint filed by Ted L. Shrader and Susan E. Murray in the United States District Court for the Northern District of California on January 18, 2011.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/S/ ROBERT T. DEVINCENZI
Robert T. DeVincenzi
Chief Executive Officer

Dated: January 20, 2011